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EXHIBIT 99

March 25, 2002

Robert K. Herdman
Chief Accountant
Securities and Exchange Commission

Dear Mr. Herdman:

        Arthur Andersen LLP, our independent public accountants, have represented to us in writing that their audit was subject to their quality control system for the United States accounting and auditing practice to provide reasonable assurance that their engagement was conducted in compliance with professional standards, that there was appropriate continuity of Arthur Andersen personnel working on the audit, availability of national office consultation, and availability of personnel at foreign affiliates of Arthur Andersen to conduct relevant portions of the audit.

Very truly yours,

/s/ JAMES J. MURREN

James J. Murren
President, Chief Financial Officer,
Treasurer and Director
(Principal Financial and Accounting Officer)

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  EXHIBIT 99